February 6, 2020

VIA EDGAR

Chris Edwards

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Oramed Pharmaceuticals Inc.
Registration Statement on Form S-3
File No. 333-236194

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oramed Pharmaceuticals Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on February 10, 2020, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

Oramed Pharmaceuticals Inc.

By:	/s/ Avraham Gabay
	Name:	Avraham Gabay
	Title:	Chief Financial Officer